UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11–K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number       001-14423       [Plexus Corp.]
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
PLEXUS CORP. 401(k) SAVINGS PLAN
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
PLEXUS CORP.
55 JEWELERS PARK DRIVE
NEENAH, WI 54956

Plexus Corp.
401(k) Savings Plan
Financial Statements and Supplemental Schedule
December 31, 2008 and 2007

Plexus Corp.
401(k) Savings Plan
Index to Financial Statements

Note:	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm
Plan Administrator
Plexus Corp. 401(k) Savings Plan
Neenah, Wisconsin
We have audited the accompanying statements of net assets available for benefits of Plexus Corp. 401(k) Savings Plan as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Plexus Corp. 401(k) Savings Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008, in conformity with accounting principles generally accepted in the United States.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2008, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wipfli LLP
June 8, 2009
Green Bay, Wisconsin

Plexus Corp. 401(k) Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2008 and 2007

	2008	2007
Assets
Investments, at fair value (See Notes 3 and 4)	$100,785,356	$140,877,517
Participant loans	3,012,608	3,050,345

	103,797,964	143,927,862

Receivables
Employer’s contribution	91,535	92,161
Participants’ contributions	266,414	316,543

Total receivables	357,949	408,704

Total assets	104,155,913	144,336,566

Liabilities
Excess contributions payable to participants	6,167	160,072

Net assets reflecting investments at fair value	104,149,746	144,176,494

Adjustment from fair value to contract value for fully benefit- responsive investment contracts	707,708	95,621

Net assets available for benefits	$104,857,454	$144,272,115

The accompanying notes are an integral part of these financial statements.

Plexus Corp. 401(k) Savings Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2008

Additions
Additions to net assets attributed to
Investment income
Net depreciation in fair value of investments	$(50,725,011)
Interest and dividends	3,480,111

Total investment income (loss)	(47,244,900)

Contributions
Employer’s	2,960,911
Participants’	10,483,861

Total contributions	13,444,772

Total additions (subtractions)	(33,800,128)

Deductions
Deductions from net assets attributed to
Benefits paid to participants	5,466,527
Administrative expenses	148,006

Total deductions	5,614,533

Net increase (decrease)	(39,414,661)

Net assets available for benefits
Beginning of year	144,272,115

End of year	$104,857,454

The accompanying notes are an integral part of these financial statements.

Plexus Corp. 401(k) Savings Plan
Notes to Financial Statements
December 31, 2008 and 2007
1.	Description of Plan
The following description of the Plexus Corp. 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description (SPD) for a more complete description of the Plan’s provisions.
General
The Plan is a contributory defined contribution plan covering substantially all U.S. employees of Plexus Corp. (“Plexus,” the “Company” or the “Employer”) and affiliated employers, as defined. Employees are allowed to participate the first day of the month coinciding with or following their date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.
Contributions
Employee pre-tax contributions are based on voluntary elections via phone or Internet by the participants, directing the Company to defer a stated amount from the participant’s compensation. Participants may elect to defer up to 50% of their annual compensation. New hires and rehires on and after January 1, 2007, are subject to automatic enrollment provisions under the Plan. Unless the new hire/rehire waives enrollment, employees are enrolled with a 2.5% deferral election. On a per pay period basis, the Company will make a matching contribution on behalf of a participant equal to 100% of the first 2.5% of the participant’s compensation contributed to the Plan. Participants are eligible for the matching contribution the first day of the Plan year quarter coinciding with or following the date in which Plan eligibility requirements are met. Contributions are limited by Section 401(k) of the Internal Revenue Code (the “IRC”).
Investment Alternatives
Plan participants may direct their entire account balances in 1% increments to any of the various investment options offered by the Plan. Company contributions are also invested based upon participant allocation elections. Participants may change their investment options on a daily basis.
Participant Accounts and Allocations
Participant recordkeeping is performed by The Hartford Financial Services Group, Inc. (“Hartford”), which acquired Sun Life Retirement Services, Inc. as of February 29, 2008. For all investment programs which are mutual funds, Hartford maintains participant balances on a share method. Participant investments in the Plexus Unitized Stock Fund, Fixed Fund and Wells Fargo Stable Value-M Fund are accounted for on a unit value method. Units and unit values for these funds as of December 31, 2008 and 2007, were as follows:

	Units		Unit Value
	December 31,		December 31,
	2008	2007	2008	2007
Plexus Unitized Stock Fund	2,583,067	2,387,009	$6.65	$9.98
Fixed Fund	30,928	9,760,450	1.00	1.00
Wells Fargo Stable Value-M Fund	307,713	—	43.25	—

Plexus Corp. 401(k) Savings Plan
Notes to Financial Statements
December 31, 2008 and 2007
Each participant’s account is credited with the participant’s contributions and allocations of Company contributions and plan earnings (losses). Allocations of plan earnings (losses) are based on participant account balances in relation to total fund account balances, as defined by the Plan document.
Vesting and Distributions
Participants immediately vest in all contributions made to the Plan. Participant accounts are distributable in the form of a lump sum payment or substantially equal installments of cash or in whole shares of Company securities as elected by the participant upon retirement, termination of employment, death, disability, financial hardship, or attainment of age 59-1/2. Participant account balances less than $1,000 may be automatically distributed in a lump sum. In addition, participant accounts can be rolled over into an individual retirement account (“IRA”) or another qualified defined contribution plan. Participant distributions may not be deferred past April 1 of the calendar year following the year in which the participant attains age 70-1/2. Forfeitures of unclaimed distributions are used to reduce Company matching contributions.
Participant Loans
Participants may borrow from their accounts a minimum of $1,000 up to a maximum amount equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range up to five years. Loans are collateralized by the balance in the participant’s account and bear interest at the prime rate plus 1% at the time of loan origination. Principal and interest is paid ratably through regular payroll deductions.
Plan Reimbursement Account
In order to facilitate additional fee transparency at the Plan level and ensure the reasonability of Plan fees, effective July 1, 2007, Plexus, as Plan sponsor, renegotiated its recordkeeping and administrative service fee arrangement with Hartford. As part of the revised agreement, Hartford agreed to reimburse investment fund related revenue received by Hartford relating to the Plan that is in excess of the agreed upon service fee structure. The reimbursement amounts, if any, are paid to the Plan in a Plan Reimbursement Account. Investment fund related revenue received by Hartford typically includes Rule 12b-1 fees and service fees paid by the fund or the fund’s affiliates. The Plan Reimbursement Account may be used by the Plan to pay direct and necessary expenses of the Plan. Prior to July 1, 2007, these fees were being charged as Rule 12b-1 fees at the fund level and therefore were not able to be classified as administrative expenses on the financial statements. Subsequent to July 1, 2007, these fees are reflected as appreciation in investments.
2.	Summary of Significant Accounting Policies
Accounting Method
The financial statements of the Plan are prepared under the accrual method of accounting.
As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statements of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive

Plexus Corp. 401(k) Savings Plan
Notes to Financial Statements
December 31, 2008 and 2007
investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.
Use of Estimates
The preparation of the accompanying financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Investment Valuation and Income (Loss) Recognition
The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurements.
The Plan presents in the Statement of Changes in Net Assets Available for Benefits, the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments. Purchases and sales of investments are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest is recognized when earned.
Risks and Uncertainties
The Plan provides for various investment options in a combination of different investment securities. The Plan’s investments are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the values of investments, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.
Payment of Benefits
Benefits are recorded when paid.
Administrative Expenses
Certain expenses incurred in the administration of the Plan are paid by the Company and are not reflected within these financial statements.

Plexus Corp. 401(k) Savings Plan
Notes to Financial Statements
December 31, 2008 and 2007
3.	Investments

The following presents investments that represent 5% or more of the Plan’s net assets:

	2008	2007
Plexus Common Stock, 2,583,067 and 2,387,009 units, respectively	$17,175,845	$23,830,939
Wells Fargo Stable Value-M Fund*, 307,713 and 0 shares, respectively	13,308,572	—
Vanguard Institutional Index Fund, 161,087 and 0 shares, respectively	13,296,112	—
American Europacific Growth Fund, 415,686 and 432,376 shares, respectively	11,643,371	21,994,952
Columbia Small Cap Growth II Fund, 1,485,778 and 1,586,280 shares, respectively	11,232,485	20,272,652
American Beacon Large Cap Fund, 612,845 and 580,362 shares, respectively	8,034,399	12,994,297
Fixed Fund*, 30,928 and 9,760,450 units, respectively	30,928	9,760,450
Columbia Large Cap Enhanced Core Fund, 0 and 1,494,378 shares, respectively	—	21,294,884

*	Investment contract shown at contract value, which is the relevant measurement attribute for fully benefit-responsive investment contracts.
During 2008, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $(50,725,011), as follows:

Mutual funds	$(43,308,963)
Common stock	(7,416,048)
Collective / Common trust fund	—

$(50,725,011)

4.	Fair Value Measurements

On January 1, 2008, the Plan adopted Financial Accounting Standards Board Statement No. 157, “Fair Value Measurements” (“SFAS No. 157”), and subsequently adopted certain related Financial Accounting Standards Board Staff Positions. SFAS No. 157 defines fair value, establishes a framework for measuring fair value and enhances disclosures about fair value measurements. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (i.e., the exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. SFAS No. 157 establishes a fair value hierarchy based on three levels of inputs that may be used to measure fair value.

Plexus Corp. 401(k) Savings Plan
Notes to Financial Statements
December 31, 2008 and 2007
The input levels are:
Level 1: Quoted (observable) market prices in active markets for identical assets or liabilities.
Level 2: Inputs other than Level 1 that are observable, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the asset or liability.
Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the asset or liability.
The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
Following is a description of the valuation methodologies used for assets measured at fair value:
Mutual funds: Valued at the net asset value (NAV) of shares held by the Plan at year end.
Common stock: Valued at the closing price reported on the active market on which the individual securities are traded.
Collective/Common trust funds: Valued at the net asset value (NAV) of shares held by the Plan at year end.
Participant loans: Valued at amortized cost, which approximates fair value.
The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The following table lists the fair values of investments as of December 31, 2008:

	Fair Value Measurements Using Input Levels:
	Level 1	Level 2	Level 3	Total
Mutual funds	$70,977,719	$—	$—	$70,977,719
Common Stock	17,175,845	—	—	17,175,845
Collective / Common trust funds		12,631,792	—	12,631,792
Participant loans	—	—	3,012,608	3,012,608

Total investments measured at fair value	$88,153,564	$12,631,792	$3,012,608	$103,797,964

Plexus Corp. 401(k) Savings Plan
Notes to Financial Statements
December 31, 2008 and 2007
The following table sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2008:

Level 3 Assets
Participant
Loans
Balance as of January 1, 2008	$3,050,345
Issuances, repayments and settlements, net	(37,737)

Balance as of December 31, 2008	3,012,608

5.	Amounts Allocated to Withdrawn Participants

Approximately $19,537,000 and $29,924,000 of Plan assets have been allocated to the accounts of persons who are no longer active participants of the Plan as of December 31, 2008 and 2007, respectively, but who have not yet received distributions as of that date.

6.	Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated November 8, 2004, that the Plan is designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan’s administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

7.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

8.	Related-Party Transactions

Certain Plan investments represent shares of funds managed by MFS Heritage Trust Company (the trustee of the Plan prior to April 1, 2008), Employer securities, and participant loans. Transactions involving these investments are considered party-in-interest transactions. These transactions are not, however, considered prohibited transactions under 29 CFR 408(b) of the ERISA regulations.

9.	Reclassification

Certain amounts in the prior year’s financial statements have been reclassified to conform to the presentation of information for the year ended December 31, 2008.

Plexus Corp. 401(k) Savings Plan
EIN: 39-1344447, PN: 001
Schedule of Assets (Held at End of Year)

December 31, 2008	Schedule H, line 4i

	Identity of Issuer,
	Borrower, Lessor	Description
	or Similar Party	of Investment	Current Value **
*	Plexus Common Stock	Common Stock	$17,175,845
	Wells Fargo Stable Value-M Fund	Collective Trust Fund	13,308,572
	Vanguard Institutional Index Fund	Mutual Fund	13,296,112
	American EuroPacific Growth Fund	Mutual Fund	11,643,371
	Columbia Small Cap Growth II Fund	Mutual Fund	11,232,485
	American Beacon Large Cap Value Fund	Mutual Fund	8,034,399
	Vanguard Total Bond Market Index Fund	Mutual Fund	5,202,144
*	MFS Aggressive Growth Allocation Fund	Mutual Fund	3,811,306
*	MFS Conservative Allocation Fund	Mutual Fund	3,183,526
*	MFS Moderate Allocation Fund	Mutual Fund	2,688,176
	T. Rowe Price Intl. Growth and Income Fund	Mutual Fund	2,416,389
	T. Rowe Price Blue Chip Growth Fund	Mutual Fund	2,404,552
	Columbia Small Cap Value I Fund	Mutual Fund	2,315,805
	Lazard Emerging Markets Inst Fund	Mutual Fund	2,028,609
	T. Rowe Price Real Estate Fund	Mutual Fund	1,746,505
*	MFS Growth Allocation Fund	Mutual Fund	974,340
*	Fixed Fund	Common Trust Fund	30,928

			$101,493,064

*	Participant Loans	Interest rates ranging from 5.0% to 9.25%; maturity dates ranging from 2008 to 2012	$3,012,608

*	Party-in-interest

**	Related cost information is not required for participant-directed investments.

SIGNATURES
     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PLEXUS CORP. 401(k) SAVINGS PLAN
Date: June 8, 2009
/s/ Angelo M. Ninivaggi
Angelo M. Ninivaggi
Employee Stock Savings Plan Fiduciary Committee Member